FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2004
                                   12 May 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing 3rd Quarter Results released on 12 May 2004





 12 May 2004


                       BRITISH SKY BROADCASTING GROUP PLC
                Results for the nine months ended 31 March 2004

    Sky reports record operating profit of GBP438 million - an increase of 76%


- Net DTH subscriber growth in the quarter of 66,000 to 7.3 million

- Sky+ target reached three months early as customer numbers increase by 72,000 in the quarter to 322,000

- Total revenue increases by 16% to GBP2,697 million

- Operating profit before goodwill and exceptional items increases by 76% to GBP438 million

- Net operating cash inflow increases by 131% to GBP518 million

- Profit after tax increases almost tenfold: from GBP28 million to GBP243 million

- Earnings per share before goodwill and exceptional items of 13.2 pence, up 5.9 pence on the comparable period

James Murdoch, Chief Executive of British Sky Broadcasting Group plc, said:

"Sky continues to deliver improvement in its financial performance, and remains on track to hit all operational and financial targets. Slower DTH subscriber growth during the quarter reflected our decision to pull back on platform marketing in a seasonally quiet period."

Enquiries:

Analysts/Investors:

Neil Chugani                                    Tel:           020 7705 3837
Andrew Griffith                                 Tel:           020 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles                                   Tel:            020 7705 3267
Robert Fraser                                   Tel:            020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew                                 Tel:           020 7251 3801


A conference call for UK and European analysts and investors will be held at
8.30 a.m. (BST) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call will be available on Sky's corporate website, http://www.sky.com/corporate and available to replay.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.

OPERATING REVIEW

At 31 March 2004, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 7,274,000, representing a net increase of 66,000 subscribers in the three months to 31 March 2004 ("the quarter"). Sky remains on track to achieve its target of eight million DTH subscribers by the end of calendar year 2005. Following only minimal above-the-line marketing during the quarter, a new campaign was launched on the 26th March 2004, the benefits of which will begin to be felt during the fourth quarter.

The Group's third quarter performance reflects our decision to avoid adding subscribers at an incrementally high cost, while we assessed the efficacy of our second quarter Christmas marketing push, in order to progress towards our medium term targets while continuing to provide superior financial returns to shareholders.

The Group's strategy is clear: 1) to drive demand for pay television services in the UK and Ireland, and to continue to put a competitive customer proposition into the market to meet that demand; and 2) to manage the pace of growth to deliver continued margin improvement, long term market positioning, and sustained profitability.

Management remains focused on the ongoing operational execution of this strategy and is confident that its medium term targets will be met.

The number of Sky+ customers continued to grow strongly, increasing by 72,000 in the quarter to 322,000, achieving Sky's initial target of 315,000 Sky+ customers three months early. Sky+ continues to penetrate the existing subscriber base as well as driving new subscribers to Sky with approximately 16% of new Sky+ customers, since 1 October 2003, new to Sky digital.

As a direct consequence of the growth in Sky+ penetration, the number of multi-room (formerly referred to as Extra Digibox) subscribers increased in the quarter to 270,000, almost double the number at 31 March 2003. With almost three television sets in every Sky digital home, growth of multi-room subscription penetration represents a significant long-term opportunity for the Group.

Annualised DTH churn for the nine months to 31 March 2004 ("the period") was 9.4%, the same rate as in the six months to 31 December 2003, despite the price rise in the quarter.

Annualised average revenue per DTH subscriber ("ARPU") in the quarter was GBP382, an increase of GBP18 over the three months to 31 March 2003 and GBP13 on the three months to 31 December 2003. This reflects the changes to UK and Ireland retail pricing that took effect from 1 January 2004. At just over GBP9 per week for the top tier Sky World package and GBP4.50 per week for the Family Pack with over 200 basic channels, Sky remains excellent value for money.

Following a strong performance in calendar year 2003, and aided by the continued growth of Sky digital and other platforms, multichannel television networks continued to take viewing share from the main terrestrial channels, BBC1 and ITV1. Multichannel television's combined share of total audience increased by 6% on the same quarter last year and, during March, multichannel attracted a bigger combined audience across all UK television homes than either BBC1 or ITV1.

The third quarter produced a strong set of audience figures for Sky Sports. UEFA Champions League Football continued to perform well with a record in-home audience of almost three million viewers for Sky Sports' exclusive live coverage of the quarter final first leg between Chelsea and Arsenal. England's successful cricket tour of the West Indies once again proved to be very popular with viewers. An outstanding performance by the England team and the beneficial time differences helped Sky Sports record some of its best cricket audiences for almost two years. Record viewing levels were registered for sports as varied as darts, NFL and Spanish football, and recently negotiated contracts for Rugby Union's European competition, the Heineken Cup, and Rugby League's Super League generated robust viewership across the quarter.

On 16 April 2004, Sky announced that it had won exclusive live rights to the opening away matches for England and Wales in qualifying for the Football World Cup 2006. These live matches, together with another 15 World Cup Qualifiers already in Sky Sports' schedules, will ensure a wealth of live international football on Sky over the next four years.

At the Royal Television Society Journalism Awards on 24 February 2004, Sky News was named News Channel of the Year for the third successive year and won an innovation award for its coverage of the Hutton Inquiry and the Soham trial. Following on from this success, on 9 March 2004, Five announced that it had awarded its news supply contract to Sky News. From January 2005, Sky News will provide Five's lunchtime and evening bulletins for a period of five years, replacing the current supplier ITN. Sky News Ireland began its new service on 10 May 2004.

As part of an enhanced schedule, Sky One launched several new programme series during the quarter including the highly acclaimed 'Nip/Tuck', the third season of the hit series '24' and the controversial 'There's Something About Miriam,' each proving very popular with viewers.

Following major enhancements to its service in November 2003, Sky Movies increased viewing share by 6% on the same quarter last year across all UK television homes. Premieres on Sky Movies during the quarter included Spider-Man, Minority Report, Men in Black II and 8 Mile.

FINANCIAL REVIEW

The sustained momentum of Sky's business model continues to deliver strong profit growth at all levels. Operating profit before goodwill and exceptional items for the period increased by 76% on the nine months to 31 March 2003 ("the comparable period") to GBP438 million, more than that reported for the whole of the previous financial year. Profit after tax increased to GBP243 million from GBP28 million for the comparable period.

Total revenues grew by 16% on the comparable period to GBP2,697 million, whilst operating expenditure before goodwill and exceptional items increased by only 9%, generating an operating profit margin before goodwill and exceptional items of 16%, an improvement of five percentage points on the comparable period.

DTH revenues for the period increased by 14% from GBP1,726 million for the comparable period to GBP1,973 million. This is principally due to the 11% growth in the average number of DTH subscribers and the 4% increase in DTH ARPU.

Advertising revenue continued to outperform the advertising market, recording an increase of 9% on the comparable period to GBP223 million. All share deals with advertising agencies for calendar year 2004 were completed during the quarter and Sky remains confident of continuing to outperform the market during this calendar year.

Wholesale revenues were GBP160 million for the period, an increase of 10% on the comparable period. This was principally driven by the one-off receipt of audit monies from NTL as disclosed in the first quarter, increases to wholesale prices that took effect in January 2004 and the distribution of Sky Sports Extra to dual sports digital cable homes for the first time.

Interactive revenues increased by 50% on the comparable period to GBP219 million, driven by growth in both SkyBet and Sky Active revenues, to GBP133 million and GBP86 million respectively. Sky Active has further enhanced its offering with the launch of services via the new Sky Vegas Live channel on 3 March 2004 and a National Lottery service on 1 April 2004 allowing subscribers to buy tickets for the Wednesday and Saturday Lotto draws using their Sky digital remote control.

Programming costs for the period increased by GBP80 million on the comparable period to GBP1,248 million. This was principally due to increased sports rights costs, including the addition of UEFA Champions League football this season; increased subscriber volumes and contractual rates in movies and third party channel costs, partially offset by savings resulting from the continued weakness of the US dollar. However, part of this GBP80 million increase was non-recurring due to an evaluation of entertainment stock balances during the quarter. This resulted in the acceleration of certain amortisation charges totalling GBP16 million, in accordance with the Group's policy, in respect of programme stock accounting.

Other operating costs before goodwill increased by GBP97 million on the comparable period to GBP1,011 million. This principally comprises a GBP56 million increase in betting costs, which is directly related to the significant growth in SkyBet revenue; a GBP37 million increase in subscriber management costs, reflecting the continued growth of Sky+ and multi-room subscription penetration; and a GBP10 million increase in administration costs before goodwill and exceptional items due mainly to technology, facilities and compliance obligation costs. These increases were partially offset by a GBP13 million reduction in marketing costs as a result of lower marketing activity in the quarter and consequently lower subscriber additions.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") before goodwill and exceptional items increased by 61% on the comparable period to GBP518 million.

After deducting the Group's share of operating losses of joint ventures, which reduced to GBP4 million in the quarter, and net interest payable of GBP63 million, the Group made a profit before tax, goodwill and exceptional items of GBP371 million in the period.

During the quarter, BSkyB Home Shopping Limited (a wholly owned subsidiary of the Group) sold its 20% shareholding in QVC (UK) Limited, operator of QVC - The Shopping Channel, to a wholly owned subsidiary of QVC, Inc. for cash consideration of GBP49 million. The consideration was received during the quarter and the sale generated a profit on disposal of GBP49 million which has been recorded as an exceptional non-operating item.

Other exceptional items in the period include a profit on disposal of GBP2 million and a provision release of GBP33 million - both relating to the sale of the Group's 9.9% shareholding in Manchester United plc - and a GBP9 million provision against the Group's remaining football club investments as disclosed in the second quarter.

The total net tax charge for the period of GBP116 million includes a current tax charge of GBP98 million, a deferred tax charge of GBP21 million, offset by a GBP3 million net adjustment in respect of prior years. Excluding the effect of goodwill, joint ventures and exceptional items, the Group's underlying effective tax rate on ordinary activities was 30% during the period.

After removing the effect of deferred tax, the Group's share of joint ventures' tax and prior year adjustments, the mainstream corporation tax liability for the period was GBP95 million. The Group utilised all its remaining advanced corporation tax to reduce this to GBP41 million and, in accordance with the quarterly instalment regime, GBP17 million was paid by 31 March 2004 with the balance being due for payment by 31 December 2004.

The profit after tax for the period was GBP243 million, generating earnings per share before goodwill and exceptional items of 13.2 pence compared to 7.3 pence (7.5 pence restated for the application of UITF 38) for the comparable period.

Operating cashflow generation continued to be strong during the period with an inflow of GBP518 million compared to GBP396 million in the comparable period. The cash conversion ratio remains healthy with 118% of operating profit before goodwill and exceptional items converted to operating cash inflow. After taking into account cash outflows principally comprising interest payments of GBP76 million; capital expenditure of GBP96 million; corporation tax of GBP41 million (which includes GBP21 million relating to the 2002/03 financial year and GBP3 million consortium relief), and the one-off receipts from the sale of the Group's investments in QVC (UK) Limited, Manchester United plc and Chelsea Village plc, the Group reduced net debt by GBP443 million from GBP1,105 million at 30 June 2003 to GBP662 million at 31 March 2004.

During the quarter the Group purchased a vacant freehold building at its Osterley site. The building will be fully refurbished and will provide office accommodation as well as three new studios for the award winning Sky News channel, one of which will be dedicated to the new Five news supply contract awarded in the period. The total capital expenditure required for the new building and the associated refurbishment is estimated at approximately GBP40 million, of which GBP9 million had been incurred by 31 March 2004.

CORPORATE

On 11 May 2004, after more than nine years on the board, John Thornton resigned his position as a non-executive director of the Company. Mr Thornton had served on the Board of the Company since its initial public offering in December 1994.

On 11 May 2004 the board of the Company on the recommendation of the Remuneration Committee also approved the terms of James Murdoch's service contract with the Company, which is to be a twelve month rolling contract, deemed to have commenced on 27 November 2003.

Mr Murdoch's salary under the contract will be GBP750,000 per annum subject to annual review, plus an annual relocation and expenses allowance of GBP200,000 per annum which shall be paid for a period of three years. Mr Murdoch will also be entitled to a discretionary bonus, which will be set by reference to the achievement of budgetary targets.

Mr Murdoch will also receive an initial award under the Company's LTIP of 450,000 shares. The vesting of 70% of this award shall be subject to internal performance metrics being outperformed, equally weighting DTH subscriber growth, EPS Growth and free cash-flow per share, and the vesting of the other 30% will be subject to TSR performance. The measurement of these performance conditions will be over a three year period. Mr Murdoch will also be entitled to other benefits, namely pension benefits, company car, life assurance equal to four times salary and medical insurance.

The Company received independent advice in relation to the above terms.

On 11 February 2004, the Directors declared an interim dividend of 2.75 pence per Ordinary Share. This dividend was paid on 23 April 2004 to shareholders of record on 2 April 2004. The total amount paid was GBP53 million and this will be recognised in the consolidated cashflow statement during the fourth quarter.

On 8 August 2003, it was announced that Sky had successfully bid for all four packages of exclusive live UK rights to FA Premier League ("FAPL") football from the 2004/05 to the 2006/07 seasons. As part of its ongoing investigation into the sale of rights by the FAPL, the European Commission conducted inquiries into this most recent auction. On 16 December 2003, the European Commission announced a provisional agreement with the FAPL and with Sky under which, among other things, Sky has agreed to offer to sublicense up to eight live games each season from 2004/05 to 2006/07 to another broadcaster. The European Commission has since consulted with third parties on this provisional agreement and, following further discussions, Sky published a notice of invitation to tender for these games on 23 April 2004. This tender process has now concluded and a separate announcement by the Group, issued today, has published its conclusions.

Further to the termination of the media rights agreement between attheraces ("ATR") and the Racecourse Association ("RCA") on 29 March 2004, it was
announced,  on 30 April 2004,  that ATR had reached  agreements  with four major racecourse partners, Ascot Racecourse, Chepstow Racecourse Plc (including Northern Racing), GG Media Limited and Arena Leisure Plc, for televised meetings in the UK, enabling ATR to relaunch its live UK racing service in June 2004. Further to this, on 4 May 2004, it was announced that Arena Leisure Plc
("Arena") and British Sky Broadcasting Plc ("BSkyB") had signed a new Shareholders' Agreement in relation to attheraces Holdings Limited for the continuation of the ATR business. At the same time as signing this arrangement, Arena and BSkyB purchased jointly the 33.33% equity stake owned by Channel 4 in ATR, together with the GBP23 million Loan Notes advanced to ATR by Channel 4, for a total consideration of up to GBP1.25 million. As a result, ATR is now a 50:50 joint venture between Arena and BSkyB, with provision for racecourses to become equity holders in due course.


Appendix 1

Subscribers to Sky Channels

                    Prior Year          Opening    Prior Quarter
                    Q3 2002/03       Q4 2002/03    Q2 2003/04 as  Q3 2003/04 as
                         as at   as at 30/06/03      at 31/12/03    at 31/03/04
                      31/03/03

DTH digital          6,712,000        6,845,000        7,208,000      7,274,000
homes 1,2

Total TV homes in   26,055,000       26,154,000       25,955,000     26,010,000
the UK and
Ireland 3,4

Total Sky digital           26%              26%              28%            28%
homes as a
percentage of
total UK and
Ireland TV homes

Cable - UK           3,312,000        3,266,000        3,282,000      3,302,000
Cable - Ireland        604,000          605,000          580,000        575,000
Total Sky pay       10,628,000       10,716,000       11,070,000     11,151,000
homes

DTT - UK 3, 5        1,398,000        1,510,000        2,075,000      2,695,000

Total Sky homes     12,026,000       12,226,000       13,145,000     13,846,000

Total Sky homes as          46%              47%              51%            53%
a percentage of
total UK and
Ireland TV homes

1:     Includes DTH subscribers in Ireland (318,000 as at 31 March 2004, 315,000 as at 31 December 2003, 286,000 at 30 June 2003 and 279,000 at 31 March 2003).

2:     DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multi-room subscriptions).

3:     Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at April 2004). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July (latest figures as at July 2003).

4:     2001 UK Census data was incorporated into the BARB data in January 2004, resulting in a revised figure for total UK homes.

5:     DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at April 2004). These figures may include Sky or Cable homes that already take multichannel TV.

Consolidated Profit and Loss Account for the nine months ended 31 March 2004



                                                             2003/2004                                     2002/2003
                                                                  Nine                                          Nine
                                    Before                      months                                        months
                              goodwill and   Goodwill and        ended Before goodwill    Goodwill and         ended
                               exceptional    exceptional     31 March and exceptional     exceptional      31 March
                                     items          items        Total           items           items         Total
                                                                           as restated*    as restated*  as restated*
                                      GBPm           GBPm         GBPm            GBPm            GBPm           GBPm
                                 (unaudited)   (unaudited)   (unaudited)     (unaudited)     (unaudited)   (unaudited)
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------

Turnover: Group and
share of joint ventures'
turnover                              2,759             -         2,759           2,388               -         2,388
Less: share of joint
ventures' turnover                      (62)            -           (62)            (57)              -           (57)
Group turnover             1          2,697             -         2,697           2,331               -         2,331
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------
Operating expenses,        2
net                                  (2,259)          (87)       (2,346)         (2,082)            (93)       (2,175)
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------
EBITDA                                  518             -           518             321               -           321
Depreciation                            (80)            -           (80)            (72)              -           (72)
Amortisation                             -            (87)          (87)              -             (93)          (93)
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------
Operating profit (loss)                 438           (87)          351             249             (93)          156
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------
Share of joint ventures'                 (4)                         (4)              1               -             1
operating results
Profit on disposal of
fixed asset
investments               3(i)            -            51            51               -               -             -
Amounts written back to
(written off) fixed
asset investments, net   3(ii)            -            24            24               -             (18)          (18)
Profit (loss) on
ordinary activities
before interest and
taxation                                434           (12)          422             250            (111)          139
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------
Interest receivable and
similar income                            5             -             5               3               -             3
Interest payable and
similar charges                         (68)            -           (68)            (93)              -           (93)
Profit (loss) on
ordinary activities
before taxation                         371           (12)          359             160            (111)           49
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------
Tax on profit (loss) on
ordinary activities                    (116)            -          (116)            (21)              -           (21)
Profit (loss) on
ordinary activities
after taxation                          255           (12)          243             139            (111)           28
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------

Equity dividends                                                    (53)                                            -
Retained profit for the
financial period                                                    190                                            28
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------

Earnings (loss) per
share - basic                         13.2p         (0.7)p        12.5p            7.3p           (5.8p)         1.5p
Earnings (loss) per
share - diluted                       13.2p         (0.7)p        12.5p            7.2p           (5.7p)         1.5p
-------------------------- -- -------------  ------------    ---------- ---------------   -------------  ------------


* The results for the nine months ended 31 March 2003 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".





Consolidated Profit and Loss Account for the three months ended 31 March 2004

                                                          2003/2004                                       2002/2003

                                                              Three                                           Three
                                 Before                      months                                          Months
                           goodwill and Goodwill and         ended Before goodwill    Goodwill and            ended
                            exceptional   exceptional      31 March and exceptional     exceptional        31 March
                                  items         items         Total           items           items            Total
                                                                        as restated*    as restated*    as restated*
                                   GBPm          GBPm          GBPm            GBPm            GBPm            GBPm
                             (unaudited)   (unaudited)   (unaudited)     (unaudited)     (unaudited)     (unaudited)
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------
Turnover: Group and share
of joint ventures'
turnover                            950             -           950             838               -             838
Less: share of joint
ventures' turnover                  (19)            -           (19)            (19)              -             (19)
Group turnover                      931             -           931             819               -             819
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------
Operating expenses, net            (776)          (29)         (805)           (724)            (29)           (753)
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------
EBITDA                              176             -           176             122               -             122
Depreciation                        (21)            -           (21)            (27)              -             (27)
Amortisation                          -           (29)          (29)              -             (29)            (29)
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------
Operating profit (loss)             155           (29)          126              95             (29)             66
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------
Share of joint ventures'
operating results                     1             -             1              (1)              -              (1)
Profit on disposal of
fixed asset investments               -            49            49               -               -               -
Amounts written back to
fixed asset investments,
net                                   -             -             -               -               1               1
Profit (loss) on ordinary
activities before
interest and taxation               156            20           176              94             (28)             66
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------
Interest receivable and
similar income                        2             -             2               -               -               -
Interest payable and
similar charges                     (23)            -           (23)            (30)              -             (30)
Profit (loss) on ordinary
activities before
taxation                            135            20           155              64             (28)             36
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------

Tax (charge) credit on
profit (loss) on ordinary
activities                          (42)            -           (42)            (22)              2             (20)
Profit (loss) on ordinary
activities after
taxation                             93            20           113              42             (26)             16
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------

Equity dividends                                                  -                                               -
Retained profit for the
financial period                                                113                                              16
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------

Earnings (loss) per share
- basic                             4.8p          1.0p          5.8p            2.2p           (1.4p)           0.8p
Earnings (loss) per share
- diluted                           4.8p          1.0p          5.8p            2.2p           (1.4p)           0.8p
-------------------------  ------------  ------------    ---------- ---------------   -------------    ------------


*The results for the three months ended 31 March 2003 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".

Notes:

1.      Turnover

                                                   2003/2004         2002/2003
                                                 Nine months       Nine months
                                                       ended             ended
                                                    31 March          31 March
                                                        GBPm              GBPm
                                                 (unaudited)       (unaudited)

DTH subscribers                                        1,973             1,726
Cable subscribers                                        160               146
Advertising                                              223               204
Interactive                                              219               146
Other                                                    122               109
                                                       2,697             2,331
---------------------------------------          -----------       -----------


2.      Operating expenses, net


                                                   2003/2004                                    2002/2003
                                                 Nine months                                  Nine months
                                                       ended                                        ended
                                                    31 March                                     31 March
                        Before                         Total         Before                         Total
                      goodwill       Goodwill           GBPm       goodwill       Goodwill           GBPm
                          GBPm           GBPm    (unaudited)           GBPm           GBPm    (unaudited)
                   (unaudited)    (unaudited)                   (unaudited)    (unaudited)

Programming (i)          1,248              -          1,248          1,168              -          1,168
Transmission and
related functions
(i)                        115              -            115            108              -            108
Marketing                  299              -            299            312              -            312
Subscriber
management                 279              -            279            242              -            242
Administration             195             87            282            185             93            278
Betting                    123              -            123             67              -             67
                         2,259             87          2,346          2,082             93          2,175
----------------      --------       --------       --------       --------       --------       --------

(i) The amounts shown are net of GBP10 million (2002/2003 nine months ended 31
March: GBP9 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP21 million (2002/2003 nine months ended 31
March: GBP19 million) in respect of the provision to third party broadcasters of spare transponder capacity.

3.      Exceptional items

(i) Profit on disposal of fixed asset investments

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million.

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million.

(ii) Amounts written back to (written off) fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 12 May 2004                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary